

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax (408) 227-4550

January 19, 2011

Dominic P. Orr
President and Chief Executive Officer
Aruba Networks, Inc.
1344 Crossman Ave.
Sunnyvale, California 94089-1113

> **Re: Aruba Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed September 24, 2010**
> **File No. 001-33347**

Dear Mr. Orr:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 4

1.   You indicate on page 17 that three channel partners generated approximately 17.1%, 16.6%, and 10.4% of your total revenues in fiscal 2010. In your response letter, please tell us why you have not disclosed the names of these channel partners, other than Alcatel-Lucent. Refer to Item 101(c)(1)(vii) of Regulation S-K. Please also describe your contractual arrangements with these partners and provide an analysis as to whether you are required to file any agreements with these partners as exhibits to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

Item 11. Executive Compensation (Incorporated by reference from the definitive proxy statement filed on October 26, 2010)

Role and Authority of the Compensation Committee, page 15

2.   You state that the Board established the Equity Award Committee in the second quarter of fiscal 2010 to which the Compensation Committee delegated certain equity award granting authority. Please tell us the members of the Equity Award Committee and confirm that you disclose the members of the committee in future filings.

Role of Compensation Consultant, page 16

3.   You identify several companies in the benchmarking group without clarifying whether they constitute some or all of the companies in the group. In future filings, please disclose all of the companies in the peer group used to benchmark executive compensation.

Base Salary and Variable Incentive Awards, page 18

4.   You disclose that awards under the Executive Officer Bonus Plan are based on the achievement of profit and revenue targets. We note that you have not provided a quantitative discussion of these performance targets although the company exceeded both the profit and revenue targets and the named executive officers were awarded bonuses accordingly. Please disclose the quantitative threshold, target, and maximum targets for each performance measure used. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. To the extent that it is appropriate to omit specific targets, you must provide meaningful disclosure regarding the level of difficulty or likelihood of achieving such undisclosed target levels. See Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations Question 118.04 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Item 13. Certain Relationships and Related Person Transactions, page 36 (Incorporated by reference from the definitive proxy statement filed on October 26, 2010)

5.   We note that you have not disclosed in this section the relationship between Douglas Leone, a director of the company and a general partner at Sequoia Capital, L.P., a 14%

shareholder of the company, as required by Item 404(a) of Regulation S-K. Please advise.

Exhibits

6.   We note your disclosure regarding the outsourcing of your manufacturing to Flextronics, Sercomm and Accton. We also note that you rely on the licensing agreements with Atheros Communications, Inc. Netlogic Microsystems Corporation, and Broadcom Corporation for the supply of certain components. It appears that you have filed some of the agreements with these contract manufacturers and supplies, but have not filed the agreements with Sercomm, Accton, and Netlogic Microsystems. Please advise. See Item 601(b)(10)(ii)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 or me at (202) 551-3735 with any questions.

Sincerely,

Barbara C. Jacobs
Assistant Director